Contacts: Tom Giantsopoulos Corporate Communications DataMirror Corporation 905-415-0310 ext. 153 tgiantsopoulos@datamirror.com	Peter Cauley Chief Financial Officer DataMirror Corporation 905-415-0310 ext. 271 pcauley@datamirror.com

DataMirror Boosts Performance of Transformation Server 4.7 for z/OS with Static SQL

New Mainframe Integration Solution Shows 300 Percent Performance Improvement

MARKHAM, CANADA – (April 11, 2005) – DataMirror® today announced the availability of Transformation Server® 4.7 for z/OS (TS 4.7 for z/OS), DataMirror’s real-time, bi-directional mainframe data integration solution. TS 4.7 for z/OS allows organizations to synchronize and integrate mainframe data with information systems and business applications running on any platform.

DataMirror mainframe integration solution customers include leading companies in the retail, manufacturing, pharmaceutical, and financial services sectors that use TS 4.7 for z/OS to solve business problems that call for data to be distributed between diverse systems in real-time.

TS 4.7 for z/OS captures changes to data in the databases of mainframe and other systems as they happen, flowing the data in real-time to other platforms or data stores. Some of the business uses of TS 4.7 for z/OS include:

  Loading data into business intelligence environments to support real-time decision making;
  Synchronizing bricks and mortar, back-office data with eBusiness and CRM data to provide employees and customers with a consistent, up-to-date view of account, inventory, and other business information; and
  Moving data from legacy environments to open systems for new application development.

In response to customer demand, DataMirror has added a Static SQL mode of operation to TS 4.7 for z/OS. This mode will appeal to customers who have standardized on Static SQL for all access to DB2 production environments to the exclusion of Dynamic SQL. Users with high volume integration requirements will benefit most from the resulting improvements in product performance and throughput predictability.

In addition, TS 4.7 for z/OS includes performance enhancements throughout with total gains of up to 300 percent, and additional transformation options including extensive enhancements to support for joins.

“As our success with Transformation Server for mainframe indicates, TS 4.7 for z/OS is an essential tool for organizations that need to integrate data from their mainframes for business intelligence, or new application development,” says Nigel Stokes, CEO, DataMirror. “With TS 4.7 for z/OS, high volume users have the benefit of more than a tripling of performance that enables them to efficiently integrate a high volume of data from legacy systems to other business applications.”

TS 4.7 for z/OS is a component of DataMirror’s Integration Suite, a full suite of integration, audit, and protection products that have been designed to seamlessly interoperate. Integration Suite helps DataMirror customers solve multiple business problems including real-time data integration, business continuity, and data auditing with a single solution from a single vendor.

About DataMirror

DataMirror (NASDAQ: DMCX; TSX: DMC), a leading provider of real-time data integration, protection, audit and java database solutions, improves the integrity and reliability of information across all of the systems that create and store data.  DataMirror’s flexible and affordable integration solutions allow customers to easily and continuously detect, translate, and communicate all information changes throughout the enterprise.  DataMirror helps customers make better decisions by providing access to the continuous, accurate information they need to take timely action and move forward faster.

Over 2,000 companies have gained tangible business benefits from DataMirror software, including Debenhams, FedEx Ground, First American Bank, OshKosh B’Gosh, Priority Health, Tiffany & Co., and Union Pacific Railroad.  Leading companies in the financial services, manufacturing and high tech industries make up approximately 60 percent of DataMirror’s customer base, with business intelligence and data integration solutions accounting for more than 50 percent of applications. Most customers run DataMirror technology for more than one business solution, making an investment easy to cost justify. More than 82 percent of the customers who actively use DataMirror technology also subscribe to DataMirror’s value-added support and maintenance. DataMirror is headquartered in Markham, Canada and has offices around the globe.  For more information, visit www.datamirror.com.

###

“Safe Harbour” Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation’s business which are not historical facts, are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words “anticipate”, “believe”, “estimate” and “expect” and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror’s operating results and could cause DataMirror’s actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon the continued growth and success of DataMirror’s software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in DataMirror’s Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. DataMirror disclaims and does not assume any obligation to update these forward-looking statements.

Copyright 2005 DataMirror Corporation. DataMirror and the DataMirror family of related marks are registered trademarks of DataMirror Corporation. DataMirror and the DataMirror logo are registered in the U.S. Patent and Trademark office, the Canadian Intellectual Property Office, and may be pending or registered in other countries. All other products and services mentioned are trademarks of their respective companies.